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                          May 17, 2021

       Jacob Cohen
       Chief Executive Officer
       American International Holdings Corp.
       7950 Legacy Drive, Suite 400
       Plano, TX 75024

                                                        Re: American
International Holdings Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2021
                                                            File No. 333-256059

       Dear Mr. Cohen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kasey
Robinson at 202-551-5880 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David M. Loev, Esq.